SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 SCHEDULE 13D/A, AMENDMENT NO. 4
            Under the Securities Exchange Act of 1934

                 EXTENDED FAMILY CARE CORPORATION
                (Formerly COSMETIC SCIENCES, INC.)

                         (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           221241 10 1
                         (CUSIP Number)

    MR. JOSEPH HELLER, V.P., ARBOR HOME HEALTHCARE HOLDING LLC,
333 EARLE OVINGTON BLVD., UNIONDALE, N.Y.  11553; (516) 832-7412
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                            JANUARY 3, 1997


        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

Response to Question 1:                 Arbor Home Healthcare Holding LLC/
                                        Ivan Kaufman
Response to Question 2:                 (b)
Response to Question 3:                 SEC USE ONLY
Response to Question 4:                 WC
Response to Question 5:                 N/A
Response to Question 6:                 New York
Response to Question 7:                 0
Response to Question 8:                 25,749,658 (see Item 5)
Response to Question 9:                 13,000,000
Response to Question 10:                N/A
Response to Question 11:                25,749,658
Response to Question 12:                N/A
Response to Question 13:                80.47%
Response to Question 14:                PN/IN

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

The Filing Persons, Ivan Kaufman ("Kaufman") and Arbor Home Healthcare Holding LLC ("Arbor"), hereby amend for the fourth time their Schedule 13D filing in respect of Extended Family Care Corporation (formerly Cosmetic Sciences, Inc.) ("the Company"), originally filed with the Commission on November 13, 1995, amended for the first time on June 20, 1996, amended for the second time on August 30, 1996 and amended for the third time on October 31, 1996. This latest amendment is filed to disclose that the Filing Persons have entered into a shareholders agreement pursuant to which, among other things, (i) the Filing Persons are agreeing to vote in favor of the proposed merger (the "Merger") between the Company and Star Multi Care Services, Inc. ("Star"), as more particularly described below, and the Agreement and Plan of Merger in respect thereof; and (ii) the Filing Persons are delivering to Star an irrevocable proxy with respect to the total number of shares of Company common stock beneficially owned by them to vote in favor of the Merger and related matters.

Item 4.           Purpose of Transaction.

                  On January 3, 1997, Star, EFCC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Star ("Merger Sub") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, the Company will be merged with and into Merger Sub and the separate existence of the Company will cease and Merger Sub as the Surviving Corporation will continue to exist.

                  The Merger Agreement further provides that, if the All Cash Option (as defined below) is exercised, Merger Sub will be merged with and into the Company. In the event of the exercise of the All Cash Option, all references below to the Surviving Corporation shall be to the Company. At the effective time of the Merger (the "Effective Time"), the separate existence of the Company (or in the event of the exercise of the All Cash Option, Merger Sub) will cease and Merger Sub (or in the event of the All Cash Option, the Company) will succeed, without other transfer, to all the rights and property, and be subject to all the debts and liabilities of the Company (or in the event of the All Cash Option, Merger Sub).

                  At the Effective Time, each share of Company Common Stock which is issued and outstanding immediately prior to the Effective Time, except those held by shareholders of the Company who validly and properly demand and perfect dissenters' rights under the New York Business Corporation Law (the "BCL"), will be converted into the right to receive the following consideration (the "Merger Consideration"): (x) the Cash Consideration (defined below), without interest; and (y) the number (the "Conversion Number") of duly authorized, validly issued, fully paid and non-assessable shares of common stock $.001 par value, of Star (the "Star Common

Stock"), as computed below. Solely at Star's option, in lieu of the consideration described in clauses (x) and (y) of the immediately preceding sentence, the "Merger Consideration" will be an amount in cash equal to (A) $7,250,000 divided by (B) the Share Number (defined below) (the "All Cash Option").

                  "Cash Consideration" means the amount equal to: (a) $2,400,000 divided by (b) the Share Number. The Share Number means the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time increased by that number of additional shares of Company Common Stock that would have been issued and outstanding immediately prior to the Effective Time assuming that no shareholders of TPC Home Care Services, Inc. ("TPC"), an 83% owned subsidiary of the Company, validly and properly demand and perfect, pursuant to the BCL, dissenters' rights in a proposed merger of TPC with and into the Company, which Share Number shall not be less than 37,600,000. "Conversion Number" means the amount equal to: (a) such number of shares of Star Common Stock (the "Star Share Number") as has an aggregate market price, calculated in accordance with the terms of the Merger Agreement, equal to $4,850,000; divided by (b) the Share Number.

                  If the Merger is completed as planned, the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub as in effect on January 3, 1997 shall be the Bylaws of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of such Certificate of Incorporation of the Surviving Corporation will be amended to read in full as follows: "The name of this corporation is Extended Family Care Corporation". The persons who are directors of Merger Sub immediately prior to the Effective Time will, after the Effective Time, serve as the directors of the Surviving Corporation, until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The persons who are officers of Merger Sub immediately prior to the Effective Time shall, after the Effective Time, serve as the officers of the Surviving
Corporation at the pleasure of the Board of Directors of the Surviving Corporation.

                  Because approval of the Company's and Star's respective shareholders is required in order to consummate the Merger, the Company and Star will each submit the Merger to their respective shareholders for approval. If consummated, the Merger will result in Star beneficially owning all of the outstanding shares of Company Common Stock. Star intends to vote any shares of the Company's Common Stock over which it has voting power (see Item 5 below) in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.

                  Concurrently with and in order to induce Star and Merger Sub to enter into the Merger Agreement, Coss Holding Corp., a New

York corporation ("Coss"), Kaufman and Arbor (which have voting control over the shares of the Company owned by Coss and Arbor), and Gary Melius, as voting trustee (the "Voting Trustee") as to the shares of Company Common Stock owned by Coss, have entered into a shareholders agreement (the "EFCC Shareholders Agreement") pursuant to which Coss and Arbor (collectively, the "Shareholders") and the Voting Trustee are agreeing to vote in favor of the approval of the Merger, the Merger Agreement and certain related matters.

                  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and, prior to the Effective Time, Star or the Company may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

                  The preceding summary of certain provisions of the Merger Agreement and the EFCC Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are referred to in Item 7 as Exhibits 1 and 2 thereto, and which are incorporated herein and therein by reference.

Item 5.   Interest in Securities of the Issuer.

         (a) & (b) Pursuant to the EFCC Shareholders Agreement, the Shareholders, Kaufman and the Voting Trustee have agreed that at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, each Shareholder, Kaufman and the Voting Trustee will vote their respective shares of Company Common Stock and any additional shares of Company Common Stock hereafter acquired: (i) in favor of approval of the Merger Agreement, the Merger and any matter that could reasonably be expected to facilitate the Merger, and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than Star and its affiliates and against any liquidation or winding up of the Company. Each Shareholder and the Voting Trustee and Kaufman have severally agreed not to take any actions contrary to his or its obligations under the EFCC Shareholders Agreement.

                  Concurrently with the execution of the EFCC Shareholders Agreement, each Shareholder and the Voting Trustee and Kaufman have delivered to Star an irrevocable proxy with respect to the total number of shares of Company Common Stock beneficially owned (as such term is defined in Rule 13d-3 of the Exchange Act) by it or him. Accordingly, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Arbor and Kaufman may be deemed to no longer have sole voting power over the

25,749,658 shares of Company Common Stock presently outstanding and subject to the EFCC Shareholders Agreement, constituting in the aggregate approximately 80.47% of the outstanding shares of Company Common Stock (based on the number of shares of Company Common Stock outstanding as of January 2, 1997). Rather, such voting power is now shared with Star to the extent of the voting rights granted to it with respect to the Merger and Merger Agreement, as specified above.

         (c) Except as set forth herein, to the best of the Filing Persons' knowledge, neither of the Filing Persons or any directors or executive officers of Arbor has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Company Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  All of the obligations of the Company pursuant to the Amended and Restated Option Agreement dated October 31, 1995 and the Registration Rights and Conditional Put Option Agreement dated October 31, 1995, as originally disclosed in Items 6 and 7 of the Filing Persons' Schedule 13D dated October 31, 1995, will cease as of the Effective Time of the Merger and be of no further force and effect.
                  Except as set forth in this Schedule 13D/A, as amended to date, to the best of the Filing Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7            Material to be Filed as Exhibits.

Exhibit No.                Description of Exhibit

         1 Agreement and Plan of Merger, dated as of January 3, 1997 among Star, Merger Sub and the Company, dated as of January 3, 1997 (included as Exhibit 1 to the
                           Schedule 13D filed on this date on behalf of Star and incorporated herein by reference thereto).


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

         2 EFCC Shareholders Agreement, dated as of January 3, 1997, by and among Star, Coss, Arbor, Kaufman and the Voting Trustee (included as Exhibit D to the Merger Agreement referred to in Exhibit 1 to this Schedule 13D and incorporated herein by reference thereto).

Signature.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned both certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1997


                        ARBOR HOME HEALTHCARE HOLDING LLC


                    By: /s/Ivan Kaufman
                        Ivan Kaufman, Member

                    /s/Ivan Kaufman
                    IVAN KAUFMAN




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

                            ADDENDUM


                STATEMENT REGARDING JOINT FILING



     The undersigned, Arbor Home Healthcare Holding LLC and Ivan Kaufman, hereby agree that, pursuant to Rule 13(d-1)(f)(1), Amendment No. 4 to Schedule 13D/A to which this agreement is annexed as an exhibit may be filed jointly on our behalf.


                        ARBOR HOME HEALTHCARE HOLDING LLC


                    By:/s/Ivan Kaufman
                       Ivan Kaufman, Member

                    /s/Ivan Kaufman
                    IVAN KAUFMAN
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